Exhibit 1

FOR IMMEDIATE RELEASE	30 April 2010

WPP

QUARTERLY TRADING UPDATE

REPORTABLE REVENUES IN STERLING DOWN LESS THAN 2% AT £2.078 BILLION

REPORTABLE REVENUES IN DOLLARS UP WELL OVER 6% AT $3.234 BILLION

CONSTANT CURRENCY REVENUES UP SLIGHTLY

LIKE-FOR-LIKE REVENUES FLAT IN FIRST QUARTER, UP IN MARCH

FIRST QUARTER PROFITS AND OPERATING MARGIN WELL AHEAD OF

BOTH BUDGET AND LAST YEAR

Current Trading

In the first quarter of 2010, reported revenues were £2.078 billion, down just under 2% from last year. Revenues in constant currency were up 0.5%, reflecting the strength of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were flat with last year. Revenues have stabilised following declines of 5.8% in the same quarter last year and 7.2% in the last quarter of last year and over 8% last year. The first quarter saw sequential improvements each month, with March up 1%, the first monthly revenue growth for 14 months since December 2008.

2010 has started in a very different way to how 2009 ended. Although the last quarter of 2009 was certainly “less-worse”, the start to 2010 seems to indicate a change in client attitudes. Calendar 2009 budgets, which are the vast majority, were prepared during or just following the Lehman crisis, staring into the abyss. Calendar 2010 budgets, on the other hand, were prepared having avoided the apocalypse or Armageddon and, perhaps, with more focus on how to achieve top-line growth, rather than on just cutting costs. The most marked change and turnaround in direction has, so far, been in the United States, where the monetary and fiscal stimulus seems to have had, perhaps not surprisingly, the most marked effect.

As shown in appendix 1, on a constant currency basis, the Group’s revenue grew by 0.5%, well ahead of budget. In 2009 the economic pressure was most acute in the United States, with the United Kingdom less affected than Western Continental Europe and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe least affected. In the more stable environment of 2010 (so far), the United States has recovered first with constant currency growth of almost 4%, followed by the United Kingdom also positive. Western Continental Europe probably remains the most challenged region with revenues down over 1%. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe was down over 1%, although in the case of Latin America and the Middle East this is partly the result

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of stronger comparatives in the first quarter of 2009, when revenues were growing strongly. In Asia Pacific, Japan and Australia and New Zealand are still the most affected with constant currency revenues down almost 7%, but South East Asia saw revenue growth of over 5%, with all the Group’s major markets showing positive growth. The Group’s two biggest markets in Asia, Mainland China and India showed combined growth of over 5%. Latin America was not as strong as last year because of tougher comparatives.

By communications services sector, branding and identity, healthcare and specialist communications (including direct, digital and interactive) have recovered more quickly with like-for-like revenue growth of almost 2% in the first quarter and over 2% in March. The Group’s direct and interactive networks of Wunderman, OgilvyOne and G2 all showed like-for-like growth, with the Group’s specialist digital companies including 24/7 Real Media, Schematic, Blue Group and Quasar showing like-for-like growth of over 9%. Public relations and public affairs have also recovered with like-for-like growth of 0.7% in the quarter and over 4% growth in March. Consumer insight revenues recovered strongly in sequential quarters and fell slightly by 0.4%, comparing quarters year to year, with the United Kingdom still pressured. Advertising and media investment management revenues were down 0.9% on a like-for-like basis. Within this sector, the Group’s media investment management businesses saw a return to growth in the first quarter.

As a number of our competitors report in US dollars, Appendix 2 shows revenue growth by geography and communications services sector in reportable US dollars, for the first quarter of 2010. US dollar reportable revenues were up 6.6% in the first quarter to $3.234 billion, primarily reflecting the strength of the Euro and Japanese yen against the US dollar.

Net new business billings for the first quarter were up strongly against last year, at £1.066 billion ($1.705 billion) and the Group continues to benefit from consolidation trends in the industry, winning many assignments from existing and new clients. The Group heads all analysts’ net new business win tables for the first quarter by a considerable margin, a performance which has continued in April. The general economic situation continues to encourage a significant number of account reviews, consolidations and new business opportunities, particularly in media investment management.

In the first quarter, revenues, profits and operating margins were well above budget and profits and operating margins were well ahead of last year, despite a similar level of severance in the first quarter of 2010 compared with the first quarter of 2009. As a result of increased profitability, incentive pools began to be refilled. Actual revenues were tracking 3% above budget for the first quarter. As highlighted before in previous announcements, the Group budgeted flat revenues overall for 2010.

We are in the process of reviewing our quarter one revised forecasts, but early indications are that the improvement in revenues, compared with budget, seen in the first quarter, will continue for the balance of year, with full year like-for-like revenue growth of around 2%. There is evidence of some pressure on salaries following the brutal 2009 and as our operating companies are more positive about 2010, we are beginning to see some hiring and investment, particularly in the faster growing markets.

Following the actions taken throughout 2009 to balance the fall in revenues with staff costs, the number of people in the Group, on a proforma basis excluding associates,

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was down 8.9% or 9,749 at 31 March 2010 to 100,001, as compared to 31 March 2009. That figure of 100,001 at 31 March 2010 compared to 99,062 at 1 January 2010, a rise of almost 1%, reflecting the withdrawal of the overall hiring freeze in our better performing companies, as revenues stabilised. On the same basis, in the first quarter of 2010, the number of people in the Group averaged 99,556, down 10.2% or 11,370 from the average for the same period last year.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 31 March 2010, the Group’s free cash flow was £924 million. Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends were £582 million.

Average net debt in the first quarter of 2010 was £2.854 billion, compared to £3.243 billion in 2009, at 2010 exchange rates. This represents a decrease of £389 million and reflects a continuing improvement over the first seven weeks average net debt figures included in the Group’s 2009 Preliminary Announcement, which showed an improvement of £295 million on the same basis. Net debt at 31 March 2010 was £3.207 billion compared to £3.558 billion in 2009 (at constant exchange rates), a decrease of £351 million also reflecting improved cash flows. The current net debt figure compares with a market capitalisation of approximately £8.7 billion, giving an enterprise value of £11.9 billion.

In the first quarter of 2010, the Group made a number of small acquisitions or increased equity interests in advertising and media investment management in Poland, Israel, Brazil and Colombia; in public relations and public affairs in Germany and Poland and in direct, digital and interactive in the United States and the United Kingdom.

Following the acquisition of TNS in October 2008, which was funded principally by debt, actions were taken to reduce net debt levels. Average net debt levels have fallen significantly since then and in 2009 represented around 2.8 times EBITDA. Questions from analysts and institutions about debt levels at the beginning of 2009 have now shifted to questions about what we will do with our cash flow, as net debt has fallen. During the first quarter, 4.5 million shares were purchased at a cost of £28.6 million and an average price of £6.42 per share.

Future Objectives

In the rest of 2010, the focus will be on ensuring that the benefits of the stabilisation in revenues, and the significant cost actions taken during 2009, are reflected in operating profitability. It is too early to say whether this stabilisation in the first quarter and the growth in March will be sustained. The second quarter should continue the trend, if only because the comparatives are easier, since second quarter revenues in 2009 were down almost 11%. Revenue stabilisation and growth have certainly come earlier than expected in 2010, as we originally thought growth would only come in the second quarter.

On the positive side, the mini-quadrennial events of the Winter Olympics in Vancouver, Asian Games in Guangzhou, the FIFA World Cup in South Africa, the IPL cricket league and Commonwealth Games, both in India, the World Expo in Shanghai and the United States mid-term Congressional elections, will add at least 1% to global

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like-for-like revenue growth and impact our business similarly. Our margins should improve in line with, if not better than, the Group’s margin target of 1.0 margin point improvement. The first half of 2010 should be much better than the first half of 2009, both in terms of profitability and margins, as revenue stabilisation, possible growth and the cost actions taken in the second half of 2009 take effect. The second half should also improve, but will be a more difficult comparative, as in the second half of 2009 the Group maintained the same proforma margin as achieved in the second half of 2008.

On the negative side, concerns still remain over when and how the fiscal and monetary stimuli will be withdrawn, particularly in the Western world. Too quickly and the recovery will falter, with unemployment rising. Too slowly, inflation and interest rates rise. Our bet is that the latter is more likely, as we live in political, not economic cycles and politicians are in business to be re-elected. Whichever way, economic growth in the West in particular is likely to be slow and a slog.

In the medium and longer-term the Group will continue to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by a half to one margin point per annum; improving staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages; continuing to improve our creative reputation and stimulating further co-operation among Group companies.

For further information:

Sir Martin Sorrell	)
Paul Richardson	)	(44) 20 7408 2204
Feona McEwan	)

Fran Butera		(1) 212 632 2235

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

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Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 31 March 2010

Region	2010 £m	% Total	2009 £m		% Total	Revenue Growth Reported 2010/2009%	Constant Currency Growth[1] 2010/2009%

North America	754.4	36.3	784.9		37.1	-3.9	3.2

United Kingdom	251.6	12.1	251.1		11.8	0.2	0.2

Western Continental Europe	535.9	25.8	549.6		26.0	-2.5	-1.1

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	536.2	25.8	531.0		25.1	1.0	-1.5

Total Group	2,078.1	100.0	2,116.6		100.0	-1.8	0.5

Communications Services Sector	2010 £m	% Total	2009 £m		% Total	Revenue Growth Reported 2010/2009%	Constant Currency Growth[1] 2010/2009%

Advertising, Media Investment Management	805.9	38.8	819.0	[2]	38.7	-1.6	-0.1

Consumer Insight	542.5	26.1	552.0		26.1	-1.7	-0.2

Public Relations & Public Affairs	199.7	9.6	201.6		9.5	-0.9	2.8

Branding & Identity, Healthcare and Specialist Communications	530.0	25.5	544.0	[2]	25.7	-2.6	1.2

Total Group	2,078.1	100.0	2,116.6		100.0	-1.8	0.5

[1]	Constant currency growth excludes the effects of currency movements.
[2]	In 2010 some rmg revenues have been included within JWT’s advertising business and so 2009 comparatives have been restated accordingly.

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Appendix 2: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 31 March 2010

Region	2010 $m	2009 $m		Revenue Growth Reported 2010/2009%

North America	1,174.5	1,125.5		4.4

United Kingdom	391.8	360.1		8.8

Western Continental Europe	833.4	788.0		5.8

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	834.2	761.3		9.6

Total Group	3,233.9	3,034.9		6.6

Communications Services Sector	2010 $m	2009 $m		Revenue Growth Reported 2010/2009%
Advertising, Media Investment Management	1,253.7	1,174.1	[1]	6.8

Consumer Insight	843.8	791.4		6.6

Public Relations & Public Affairs	311.1	289.2		7.6

Branding & Identity, Healthcare and Specialist Communications	825.3	780.2	[1]	5.8

Total Group	3,233.9	3,034.9		6.6

[1]	In 2010 some rmg revenues have been included within JWT’s advertising business and so 2009 comparatives have been restated accordingly.